Exhibit 1

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

PORTUGAL TELECOM, SGPS, S.A.

September 8, 2014

PROPOSAL OF THE BOARD OF DIRECTORS

SINGLE ITEM ON THE AGENDA:

(To deliberate, under the proposal of by the Board of Directors, on the terms of the agreements executed between PT and Oi, S.A. within the business combination of these two companies)

Whereas:

a.           Following the memorandum of understanding disclosed to the market on October 2, 2013 (the “Memorandum of Understanding”), Portugal Telecom, SGPS, S.A. (“PT”), Oi, S.A. (“Oi”) and certain of their affiliates announced their intention to implement a combination of the businesses of PT and Oi (the “Business Combination”) into a single, listed company governed by the laws of Brazil, which has meanwhile been determined to be Telemar Participações, S.A. (“CorpCo”);

b.            As part of the steps to the Business Combination, on May 5, 2014, Oi completed a share capital increase (the “Oi Capital Increase”), pursuant to which PT subscribed for a portion of the newly-issued shares of Oi through the contribution by PT to Oi of all of the shares of PT Portugal, SGPS, S.A. (“PT Portugal”), which, at the time of the transfer, owned all of the operating assets of the Portugal Telecom group’s businesses (except for interests held directly or indirectly in Oi itself, in Contax Participações S.A. and in Bratel B.V.) and the related liabilities on the date of contribution (the “PT Assets”), whose value was considered in the valuation report of an independent auditor, according to applicable Brazilian laws.  Following completion of the Oi Capital Increase, PT held a direct and indirect stake of 39.7% in Oi, which interest constitutes PT’s only significant asset;

c.             When the PT shareholders were called to consider the contribution of the PT Assets in the context of the Oi Capital Increase, it was expected, as announced, that the subsequent steps of the Business Combination would be implemented as follows: (i) simplification of the control structure of CorpCo through a corporate reorganization of the various holding companies having direct and indirect shareholder interests in CorpCo, whereby, among other effects, PT would hold directly the shares of Oi corresponding to its indirect interest in CorpCo (the “Corporate Reorganization”); (ii) a Brazilian law merger of shares, whereby all of the share capital of Oi (represented by common and preferential shares) would be exchanged for CorpCo common shares and Oi would become a wholly-owned subsidiary of CorpCo (the “Merger of Shares”) and (iii) the merger of PT with and into CorpCo, as a result of which PT would cease to exist, with all of PT’s shares being exchanged for CorpCo common shares (the “Merger”);

d.           The PT Assets contributed by PT in the context of the Oi Capital Increase included a creditor position with respect to Rio Forte Investments S.A. (“Rioforte”), corresponding to certain short-term investments subscribed for or acquired by two companies which at the time were wholly-owned subsidiaries of PT – namely, PT Portugal and Portugal Telecom International Finance B.V. – in the aggregate amount of €897 million (the “Rioforte Investments”).

e.             As a consequence of Rioforte’s financial difficulties – and their impact, in particular, on the repayment of the Rioforte Investments – PT and Oi initiated contacts and negotiations to come to an agreement allowing them to maintain and complete the implementation of the Business Combination;

f.              In the context of these contacts and negotiations, the principles of an agreement were defined, which terms and conditions are set forth in the memorandum of understanding announced by PT on July 16, 2014 through the website of the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários) at www.cmvm.pt;

g.            On July 28, 2014, the Board of Directors of PT and Oi agreed on the terms of the principal definitive agreements to be entered into to implement the memorandum of understanding referred to in the preceding paragraph, which would be an Exchange Agreement and a Call Option Agreement, both governed by Brazilian law, the main terms and conditions of which are as follows:

•               An exchange between PT and two wholly-owned subsidiaries of Oi, PT Portugal and PT International Finance, B.V. (collectively referred to as the “Oi Subsidiaries”), under which PT will acquire the Rioforte Investments in exchange for the transfer by PT of 474,348,720 common shares and 948,697,440 preferred shares of Oi, representing approximately 16.9% of Oi’s share capital and 17.1% of Oi’s voting rights (the “Oi Call Option Shares”) (the “Exchange” or the “Exchange Agreement”);

•               Simultaneously, PT will be granted an irrevocable and non-transferrable call option (the “Call Option”) to reacquire the Oi Call Option Shares, for an exercise price of R$2.0104 per common share and R$1.8529 per preferred share, in each case adjusted by the Brazilian CDI rate plus 1.5% per annum;

•                 After the Merger of Shares, the Call Option described above will be exercisable for 1,348,193,932 shares of CorpCo, for an exercise price of R$2.0104 per share, adjusted by the Brazilian CDI rate plus 1.5% per annum;

•               The Call Option will become effective on the date of the Exchange, which is required to be completed by March 31, 2015, and will have a term of six years. The number of Oi Call Option Shares that PT may purchase pursuant to the Call Option will be reduced by 10% upon the first anniversary of the Call Option effective date and by 18% in each successive year;

•               Any proceeds resulting from the monetization of the Call Option through derivative or back-to-back instruments are required to be used to exercise the Call Option;

•               So long as the Call Option is in effect, PT will be precluded from acquiring Oi shares or CorpCo shares other than through the exercise of the Call Option;

•               Oi may terminate the Call Option if (i) the bylaws of PT are amended to delete or amend the provision setting forth that the voting rights of any shareholder, either on his/its own account or using the services of a representative, either in his/its own name or as the representative of another shareholder, shall not be counted to the extent they exceed 10% of the total voting rights of PT, except where such deletion or amendment would be required by law or by order of a competent governmental entity, (ii) PT starts to engage, directly or indirectly, in activities competing with those of Oi or any of Oi’s controlled entities in the countries where they operate, thereby putting at risk the goal of the Business Combination between PT and Oi as initially set by the parties, or (iii) PT breaches certain obligations under the Call Option (restrictions on the acquisition of shares of Oi/CorpCo other than through the exercise of the Call Option; restrictions on the transfer of the Call Option and on generating or attributing any rights resulting from such Call Option without the prior consent of Oi; undertaking to immediately allocate any proceeds resulting from the monetization of the Call Option to the acquisition of CorpCo shares by exercise of such Call Option);

•                 Pursuant to the agreements to be entered into and upon completion of the Exchange, Oi and CorpCo shall grant PT and its directors a release of any claims relating to the subscription for the Rioforte Investments, their contribution in the Oi Capital Increase and any omissions or incomplete information relating specifically to the Rioforte Investments, their situation and the associated risks.

h.            As agreed between the parties, the execution of the Definitive Agreements, the implementation of the Exchange and the grant of the Call Option described above are subject to certain conditions, including among other corporate approvals, the approval by the Board of Directors of Oi and by the General Shareholders’ Meeting of PT.

i.                Given that the Exchange Agreement requires the acquisition by the Oi Subsidiaries of Oi shares deemed to be treasury shares, the consummation of the Exchange is subject to approval by the Brazilian Securities Commission (Comissão dos Valores Mobiliários) (“CVM”), as well as the maintenance of Oi (and, after the Merger of Shares, CorpCo) treasury shares, in an amount equivalent to the maximum number of Oi Call Option Shares and the grant of the Call Option by the Oi Subsidiaries to PT for an amount equivalent to the maximum number of Oi Call Option Shares, under the terms set forth in the Call Option Agreement.

j.              The transfers of the Oi Call Option Shares to the Oi Subsidiaries and of the Rioforte Investments to PT shall be completed within 3 business days as from the date of the CVM approval. If such approval is not obtained by March 31, 2015, neither of the parties will be required to consummate the Exchange, in accordance with the terms set forth in the Call Option Agreement.

k.          The execution of the agreements with Oi, including the execution of the Exchange Agreement and the Call Option Agreement, will allow the Business Combination announced on October 2, 2013 to proceed; however, given the changes in the assets of PT upon completion of the Exchange, it will not be viable to proceed with the Merger.

l.              Indeed, PT and Oi consider it to be in the best interest of both companies and their respective shareholders to proceed, with necessary adjustments to the terms originally announced, with the implementation of the Business Combination, implementing the spirit of the initial Memorandum of Understanding, subject to adjustments that may be found necessary. Accordingly, PT and Oi intend that the Corporate Reorganization and the Merger of Shares be implemented as soon as possible in order to allow the migration of CorpCo to the Novo Mercado segment of BM&FBovespa, benefiting from enhanced corporate governance standards, increased liquidity, diffused shareholdings in the market and acceleration of the synergies generated by the transaction.

m.      PT and Oi have agreed that an alternative structure to the Merger would be submitted to PT shareholders, at a General Shareholders’ Meeting to be convened specifically for that purpose, allowing the parties to achieve the objective of the unification of the shareholder bases of both companies in the most prompt and efficient manner, whereby PT shareholders would receive, as soon as possible after the Merger of Shares and the migration of CorpCo to the Novo Mercado segment, the CorpCo shares held by PT which are not the subject of the Exchange, corresponding to approximately 25.6% of CorpCo’s share capital.

n.          Accordingly, the alternative structure currently contemplated would include submitting to PT shareholders a proposal to reduce the company’s share capital, with the delivery of the proceeds of such capital reduction to shareholders in kind, consisting of the CorpCo shares held by PT which are not the subject of the Exchange, in proportion to each shareholder’s interest in PT, and corresponding to approximately 25.6% of CorpCo’s share capital, subject to such terms as may be defined by the Board of Directors at the time. As a prerequisite to this transaction, CorpCo shares would need to be listed on the Euronext Lisbon regulated market, and the definitive agreements to be entered into with Oi contemplate an agreement by the current shareholders of CorpCo to proceed with all necessary corporate approvals required for such listing on Euronext Lisbon. For such purposes, CorpCo shall request the listing of its shares on Euronext Lisbon and prepare the corresponding prospectus to be approved by the Comissão do Mercado de Valores Mobiliários within a timeframe compatible with the overall timetable for the completion of the Corporate Reorganization and the subsequent Merger of Shares and migration of

CorpCo to the Novo Mercado segment, which is pending the implementation of the agreements to be entered into between PT and Oi.

o.            Following implementation of such alternative structure, PT would still hold the Rioforte Investments, as well as the Call Option, and is expected to remain listed on Euronext Lisbon, to the extent the listing requirements for such market are met.

p.            A proposal for the capital reduction of PT will be prepared by the Board of Directors and submitted for your approval at the appropriate time at a General Shareholders’ Meeting to be convened specifically for that purpose and according to a timetable to be made compatible with that of the Corporate Reorganization and the migration of CorpCo to the Novo Mercado segment of BM&FBovespa. As such, it is possible that, even if PT consummates the Exchange, the capital reduction may not be carried out, namely if it fails to be approved by PT’s shareholders. In that event, PT would continue to hold the Rioforte Investments, the Call Option and CorpCo shares corresponding to approximately 25.6% of CorpCo’s share capital, subject to PT’s being limited to 7.5% of the voting rights of CorpCo, which limitation will be contained in the bylaws of CorpCo and which had previously been agreed upon when the definitive agreements on the terms and conditions of the Business Combination were executed on February 19, 2014.

q.            As set forth in the agreed forms of the Exchange Agreement and the Call Option Agreement, the following matters are submitted to the pre-meeting (reunião prévia) of the shareholders of CorpCo and to the Boards of Directors of CorpCo and PT, among others: (i) the proposed alternative structure for the integration of the shareholder bases of PT and CorpCo upon completion of the Merger of Shares in respect of the shares not covered by the Exchange; (ii) the amendments to the bylaws of CorpCo to include a limitation of 7.5% on the voting rights applicable to (I) PT and (II) any other shareholder who receives a percentage interest in CorpCo greater than 15% of CorpCo’s share capital as a result of the possible integration of the shareholder bases of PT and CorpCo, other than shares of CorpCo already held by that shareholder or that are acquired through other means; and (iii) amendments to the deadlines and other provisions of the amendments to the shareholders’ agreements, the temporary voting agreement and the agreements relating to the termination of the shareholders’ agreements, all of which were entered into on February 19, 2014.

r.               Given the significance of the matters described above, the Board of Directors has decided, pursuant to article 373, no. 3, of the Portuguese Companies’ Code (Código das Sociedades Comerciais), to call a General Shareholders’ Meeting to consider the terms of the agreements to be entered into between PT and Oi in the context of the Business Combination.

s.              Additional information about the terms of the agreements to be entered into with Oi and in particular, the risks associated with the execution of such agreements and the transactions described herein as contemplated, as well as the consequences of any failure to approve the execution of such agreements or any failure to approve the alternative structure to the Merger is made available to shareholders on the date hereof in the attached document. We urge you to read the present proposal together with the above-

mentioned information statement, which is also available on www.telecom.pt and www.cmvm.pt, before exercising your vote.

We propose that:

Pursuant to article 373, no. 3, of the Portuguese Companies’ Code (Código das Sociedades Comerciais), it be resolved to proceed with the execution and implementation of the necessary agreements with Oi, including the execution of the Exchange Agreement and the Call Option Agreement, in the context of proceeding with the implementation of the Business Combination with the necessary adjustments to the terms originally announced and once the conditions precedent described above have been satisfied, in order to:

a)          implement the exchange between PT and the wholly-owned subsidiaries of Oi, PT Portugal e PT International Finance, B.V. (the “Oi Subsidiaries”), pursuant to which PT shall acquire the Rioforte Investments in exchange for the transfer by PT of 474,348,720 common shares and 948,697,440 preferred shares of Oi, representing approximately 16.9% of Oi’s share capital and 17.1% of Oi’s voting rights (the “Oi Call Option Shares”);

b)           the grant by the Oi Subsidiaries to PT of an irrevocable and non-transferrable call option to reacquire the Oi Call Option Shares (for an exercise price of R$2.0104 per common share and R$1.8529 per preferred share), for a period of 6 years, with the exercise price being in each case adjusted by the Brazilian CDI rate plus 1.5% per annum.

Lisbon, August 13, 2014

The Board of Directors